Follow-Up Materials


06014785

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Mega Chips Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 03 2006
THOMSON FINANCIAL

FILE NO. 82- 4861 FISCAL YEAR 3-31-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/3/06

FILE NO. 82-4861

AR/S
3-31-06

(Excerpt translation)

BRIEF STATEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2006 (CONSOLIDATED)

May 12, 2006

Name of the Company:	MegaChips Corporation
Listing:	Tokyo Stock Exchange
Code number:	6875 (URL http://www.megachips.co.jp)
Name of prefecture where head office is located:	Osaka
Representative:	Shigeki Matsuoka President and Representative Director
Inquiries to be directed to:	Masayuki Fujii Director and Executive Officer Tel. (06)-6399-2884
Date of meeting of the Board of Directors for settlement of accounts:	May 12, 2006
Parent company:	-
Rate of shareholdings of the parent company in the Company:	- %
Application of US GAAP:	No.

1. Consolidated business results for the year ended March 31, 2006 (April 1, 2005 through March 31, 2006):

(1) Consolidated operating results

Note: Figures are stated by discarding fractions of one million yen.

	Year ended March 31,	
	2006	2005
Sales	¥30,721 million (2.0%)	¥30,122 million (16.4%)
Operating profit	¥2,119 million ((-) 2.5%)	¥2,173 million (44.0%)
Ordinary profit	¥2,119 million ((-) 2.3%)	¥2,168 million (48.5%)
Profit for the year	¥1,321 million (12.5%)	¥1,174 million (318.9%)
Per-share profit for the year	¥50.95	¥44.73
Fully diluted earnings per share	¥50.92	¥ -
Ratio of profit to shareholders' equity for the year	8.0%	7.4%
Ratio of ordinary profit to total liabilities and shareholders' equity	9.5%	11.2%
Ratio of ordinary profit to sales	6.9%	7.2%

(Notes)

1. Investment gain (loss) on equity method:

   Year ended March 31, 2006: ¥ -
   Year ended March 31, 2005: ¥ -

2. Average number of shares outstanding during the business year (consolidated):

   Year ended March 31, 2006: 24,772,809 shares
   Year ended March 31, 2005: 25,255,879 shares

3. Changes in accounting methods: None.

4. The percentages in the items of sales, operating profit, ordinary profit and profit for the year indicate the rates of increase or decrease from the previous year.

(2) Consolidated financial condition

	Year ended March 31, 2006	Year ended March 31, 2005
Total assets	¥23,986 million	¥20,597 million
Shareholders' equity	¥16,833 million	¥16,262 million
Ratio of shareholders' equity to total liabilities and shareholders' equity	70.2%	79.0%
Shareholders' equity per share	¥677.61	¥642.13
(Note) Number of shares outstanding as of the end of the business year (consolidated):	24,755,227 shares	25,255,724 shares

(3) Consolidated cash flow condition

	Year ended March 31, 2006	Year ended March 31, 2005
Cash flows from operating activities	(¥3,471 million)	(¥3,068 million)
Cash flows from investing activities	(¥2,014 million)	(¥400 million)
Cash flows from financing activities	¥2,009 million	(¥251 million)
Cash and cash equivalents at the end of the year	¥4,677 million	¥8,015 million

(4) Matters related to the scope of consolidation and the application of equity method

Number of consolidated subsidiaries: 4
Number of non-consolidated subsidiaries subject to the equity method: 0
Number of affiliated companies subject to the equity method: 0

(5) Situation of changes in the scope of consolidation and the application of equity method

Consolidated subsidiaries
Included: 2
Excluded: 0

Companies subject to the equity method
Included: 0
Excluded: 0

2. Forecast of consolidated business results for the year ending March 31, 2007 (April 1, 2006 through March 31, 2007):

	First six months	Whole-year period
Sales	¥17,500 million	¥39,000 million
Ordinary profit	¥800 million	¥2,950 million
Profit for the year	¥400 million	¥1,750 million

(Reference) Forecast of per-share profit for the year (whole-year period): ¥70.69

(Note) The above forecast is made based on the information available to management at the time of publication hereof. Actual results may differ from these projections for a variety of reasons in the future.

- - - - -

STATE OF CORPORATE GROUP

The Company's corporate group (the "Group"), which is comprised of the Company (MegaChips Corporation) and its four subsidiaries and one affiliated company, principally engages in the development, manufacture and sale of system LSIs and system products.

The content of operations of the Group and the positioning of the Company and its related companies in such operations are described below.

The business categories described herein are the same as those in the segment information by business category described in the "Notes to consolidated financial statements (segment information)".

(1) LSI business:

The principal lines of this business comprise customer-specific LSIs (ASIC) with optimal functions and performances for devices of specific customers and application-specific LSIs (ASSP) with optimal functions and performances for specific devices of unspecific customers. Additionally, as other LSIs, the Company markets standard LSLs manufactured by its consigned semiconductor manufacturers.

Customer-specific LSIs..........These products are developed by MegaChips LSI Solutions Inc., manufactured by its consigned semiconductor manufacturers and marketed by MegaChips LSI Solutions Inc.

Application-specific LSIs ......These products are developed by MegaChips LSI Solutions Inc. and MegaChips (Hong Kong) Limited, manufactured by its consigned semiconductor manufacturers and marketed by MegaChips LSI Solutions Inc. and MegaChips (Hong Kong) Limited.

Other LSIs.............................These products are developed and manufactured by the Company's consigned semiconductor manufacturers and marketed by MegaChips LSI Solutions Inc. and MegaChips (Hong Kong) Limited.

(2) System business:

System products are developed by MegaChips System Solutions Inc. and MegaChips (Hong Kong) Limited, manufactured by its consigned manufacturers and marketed by MegaChips System Solutions Inc. and MegaChips (Hong Kong) Limited. MegaChips System Solutions Inc. also engages in the provision of network solutions.


Customers
Investee
Products
Products/ services
Products/ services
Products/ services
Investment
(Consolidated Subsidiary) MegaChips LSI Solutions Inc.
(Consolidated Subsidiary) MegaChips (Hong Kong) Limited
(Consolidated Subsidiary) MegaChips System Solutions Inc.
(Affiliated company not subject to the equity method) Mobile Television, Inc.
(Consolidated Subsidiary) Shun Yin Investment Ltd.
LSI business
System business
MegaChips Corporation (Holding Company)

State of related companies

Consolidated subsidiaries

Company	Location	Capital	Main business	Ratio of holding of voting rights	Relationship	Note
MegaChips LSI Solutions Inc.	Yodogawa-ku, Osaka	¥500,000 thousand	LSI business	100.0%	The subsidiary plans, develops, manufactures and markets LSI products. The concurrent holding of the offices of officers of the subsidiary and the Company is applicable.	*3
MegaChips System Solutions Inc.	Yodogawa-ku, Osaka	¥500,000 thousand	System business	100.0%	The subsidiary plans, develops, manufactures and markets system products and related products and provides support and system integration services. The concurrent holding of the offices of officers of the subsidiary and the Company is applicable.	*3
Shun Yin Investment Ltd.	Taipei, Republic of China	NT$629,040 thousand	Elimination or all-group	100.0%	The subsidiary holds the shares of Macronix International Co., Ltd. with which the Company has entered into a business alliance.	*1 *3
MegaChips (Hong Kong) Limited	Hung Hom, Kowloon, HongKong	HK$4,900 thousand	LSI business and system business	100.0% (100.0%)	The subsidiary markets and provides support, etc. for, LSI products and system products in the Chinese market. The concurrent holding of the offices of officers of the subsidiary and the Company is applicable.	*2 *4

(Notes)
1. In the column of main business, the segment name by business category is listed.
2. *1 : As of April 25, 2005, the company became a new subsidiary as a result of the acquisition of its shares by the Company.
3. *2 : As of September 12, 2005, the company was incorporated as a subsidiary.
4. *3 : The companies fall under the category of specified subsidiaries.
5. *4 : The ratio of holding of voting rights in the parentheses shows the ratio of indirect possession.

BUSINESS POLICY AND OPERATING RESULTS

1. Business Policy

(1) Basic management policy

Under the philosophy of expanding business by "Innovation", remaining coexistent with customers by "Credibility" and continuing to make contributions to society by "Creation", the Company has conducted business based on its technological development capabilities as an R&D-oriented, fabless and high-tech enterprise, unique in Japan, since its incorporation in 1990. Its competitiveness derives from "Specialization" in products for specific customers and for specific applications in the growing digital image-, sound- and communication-related market, "Concentration" of its resources on research and development activities to provide most advanced technologies and products to its customers, the business development based not on a factory platform relying on production capacity but on a technology platform relying on its competitive advantage in technology related with, and capability to develop, images, sounds and communications, and the showing of its "Uniqueness" by developing business which provides optimal solutions to its customers through integrating its systems (system products) and LSI knowledge.

Under such philosophy, the Company has pursued a basic policy of distributing returns to its investors by exerting efforts to show consistent growth and increase its value by taking the lead in providing unique system LSIs and system products in the market.

(2) Basic principles concerning the distribution of profits

The Company gives a top priority to distributing profits to the shareholders as an important policy of management. To place greater emphasis on shareholder value, the Company has determined to link the amount of dividends more closely with consolidated operating results, while keeping internal reserves necessary for future business development and strengthening of its corporate base. Specifically, the Company intends to pay about 30% of profit for the year on a consolidated basis as dividends, while maintaining an annual dividend of at least ¥10 per share.

With regard to internal reserves, in preparation for any change in the business conditions expected to occur, the Company intends to make efficient use of the funds by appropriation thereof to research and development activities that will lead to new growth and strategic investments to expand its business base and build up its financial base, whereby increasing its enterprise value.

(3) Attitude and policy on decrease in investment unit

To help develop the active equity market, the Company considers it important to enhance liquidity of stocks sufficiently and effective to allow more individual investors to participate in the equity market. The Company recognizes it as an effective measure to decrease investment units to allow individual investors to participate in the equity market. In August 2000, the Company decreased its investment unit from 1,000 shares to 100 shares. The Company intends to consider a decrease in its investment unit by taking into account its performances and stock movements, as the necessity arises in the future. However, at present, no decrease in its investment unit is planned.

(4) Targeted management indexes

As targeted management indexes, the Company intends to place importance on consolidated return on equity (ROE), consolidated return on assets (ROA) and consolidated cash flows. The Company has also defined operating profit per employee as an index of operating efficiency and intends to increase the operating profit per employee, as well as to increase the ratio of operating profit to sales on a consolidated basis.

(5) The Company's medium- to long-term management strategy

With the prevalence of digital processing of images, sounds and music by high-performance LSIs and broadband networks, a highly advanced network society is expected to arrive.

In response to changes in the society, the Group considers that its mission is to materialize an environment under which anyone can easily produce, send and receive (use) expressive rich media information comprising characters, still images, videos, music and sounds and use such information to communicate and contribute to enhancing human powers of expression and fostering people's spiritual affluence. In the rich media area, the Group aims to grow as a corporate entity that can offer LSI products and system products, as well as service solutions, in response to market and customer needs. To materialize this vision, the Group will promote a group management system under which the Company as a holding company can implement its group management strategies and make speedy decisions. The management strategies of the respective business areas (or operating companies) on a medium- and long-term basis are described as follows:

(i) LSI business

With regard to customer-specific LSIs, the Company intends to continue to expand business with various LSI products in the field of entertainment, including game consoles, among other things, as its core business.

With regard to application-specific LSIs, the Company will focus on developing and marketing system LSIs in the fields of mobile information devices, including third-generation (3G) cellular phones, digital cameras, mobile devices and vehicle devices compatible with services of receiving one segment of a frequency band of terrestrial digital broadcasting for cellular phones and other mobile information devices, and high definition-compatible AV (audio-visual) equipment, by making most of its advantageous technologies, such as compression and extension of images, digital image processing and communication technologies, to expand business.

The functions of these products will be integrated in various manners in the future. Hence, the Company intends to organize its differentiated technologies nurtured in each area and to further strengthen competitiveness of its system LSIs. Additionally, the Company intends to deploy technology and make use of alliances to develop products on a timely basis.

(ii) System business

In response to the development of digitalization in the security and monitoring area, the Company intends to provide total visual monitoring systems, by launching surveillance cameras, which accounts for 60% of the visual monitoring market, by utilizing digital methods, in addition to digital image recording and transmitting system products, which the Company has been developing and marketing. In addition, in response to an increase in needs for crime prevention in recent years, the Company intends to target the home security and visual monitoring markets as well as the industrial security market, and expand business by marketing products aggressively.

The Company also intends to provide network-related system solutions that may have synergy effects with its products to the market and customers to enlarge its profit-earning opportunities and improve profit margins.

(iii) Other business

The Group intends to expand the market in the Asia-Pacific region principally consisting of the Chinese market with growth potential in the future, by entering into a strategic business tie-up with its consigned manufacturer Macronix International Co., Ltd. ("Macronix"). Simultaneously, the Company, through its investment subsidiary in Taiwan, has acquired the shares of Macronix and appointed a director of Macronix. This is intended to foster mutual development of both companies by building closer personnel and capital relationships, in addition to the trading relationship for the past sixteen years. Thus, the Company intends to accelerate growth of application-specific LSIs (ASSP) related with cellular phones, digital cameras and terrestrial digital broadcasting in the LSI business area and security-related products in the system business area.

(6) Future Challenges

To promote its above-mentioned medium- to long-term management strategy, expand business and contribute to materializing a real communication society, the Company intends to perform the following principal tasks actively:

In the LSI business, the Company intends to strengthen its capabilities to develop both software and hardware by increasing development personnel and actively invest in development to swiftly launch system LSIs with competitive edges to the market. The Company also intends to strengthen its capabilities of marketing and supporting customers and develop customers both in Japan and overseas. Simultaneously, to accelerate these developments, the Company intends to strengthen strategic partnerships.

In the system business, the Company, seeing the trend of digitalization of visual monitoring system products as an opportunity, will make use of its nurtured digital image processing and communications technologies to have a fuller line of products. Simultaneously, the Company will strengthen its capabilities of planning, capabilities of responding to cost fluctuations and marketing channels to expand business.

To push these tasks through strongly, the Group shifted to a pure holding company system in April 2004. Under the new system, the efficient allocation of management resources will improve competitiveness of the core areas and the clarification of the functions and responsibilities of each business will materialize more swift business judgment and more efficient management, whereby improving profitability. Additionally, by securing hard-core human resources and strengthening human resources development, the Group intends to accelerate the establishment of a basis for high profitability of its core LSI business in a medium- and long-term perspective and improve profitability of its system business to improve its corporate value.

(7) Matters concerning the parent company, etc.

Not applicable.

2. Operating Results and Financial Position

Overview of the business year under review

(1) Overview of operating results as a whole

The Japanese economy during the business year under review registered tones of steady expansion as corporate earnings continued to improve, capital investment was increased and employment also entered the phase of gradual recovery.

In our electronic machinery and equipment industry, the market for consumer audiovisual equipment, including digital TV, and 3G cellular phones partly expanded. However, the market for the industry in general decreased slightly in comparison with the previous business year.

Under these circumstances, the Group focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with the Group's unique technologies of image compression and extension, sound and music compression, extension and transmission, and original system products mounted with the Group's system LSIs.

Specifically, with the prevalence of digitalization of images, sounds, music and other media, broadband networks and 3G cellular phone networks, the Group has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and market system LSIs for high-performance digital cameras and system LSIs for 3G cellular phones, and develop and market system LSIs for terrestrial digital broadcasting, as well as develop and market system products for transmitting and recording digital images, specifically, for use in the security and monitoring area.

As a result, on a consolidated basis, sales and ordinary profit amounted to ¥30,721 million (a 2.0% increase from the previous business year) and ¥2,119 million (a 2.3% decrease), respectively. Profit for the year amounted to ¥1,321 million (a 12.5% increase).

(2) Overview of operating results by segment

(i) LSI business

Consolidated sales of customer-specific LSIs (ASIC) amounted to ¥23,937 million (a 13.8% increase from the previous business year) as demand for LSIs for storing game software (custom mask ROMs), increased steadily. Consolidated sales of application-specific LSIs (ASSP) amounted to ¥3,728 million (a 38.1% decrease from the previous business year) as demand for LSIs for processing images, sounds and communications for 3G cellular phones decreased while demand for LSIs for digital cameras increased steadily. Consequently, consolidated sales in the LSI business totalled ¥27,666 million (a 2.3% increase). Operating profit amounted to ¥2,000 million (a 25.1% decrease).

(ii) System business

Consolidated sales in the industrial system business amounted to ¥3,055 million (a

19.9% increase from the previous business year) as demand for system products for recording and transmitting digital images in the area of security and monitoring increased steadily. Operating profit amounted to ¥113 million (operating loss of ¥456 million for the previous business year).

(3) Prospect for operating results as a whole

In spite of negative factors to economic recovery, such as rising long-term interest rates and higher oil prices, a virtuous cycle of improved employment, higher stock prices and increased consumption is tending to continue as corporate earnings are expanding. Thus, the Japanese economy is expected to register tones of a slow expansion. In the social environment surrounding the businesses of the Group, a further sophisticated information society is expected to come to pass due to the trend of further expansion of digital home electronic appliances in the overseas market, the rapid expansion of the wired and wireless broadband networks and the development of digitalization of broadcasting.

Under these circumstances, the Group intends to concentrate its efforts on actively investing in research and development in the LSI business to accelerate the growth of its application-specific LSI (ASSP) business, and improving profitability of the system business.

In the LSI business, the Group will focus on developing and marketing products targeting game consoles, cellular phones, digital cameras, mobile devices and vehicle devices compatible with services of receiving one segment of a frequency band of terrestrial digital broadcasting for cellular phones and other mobile information devices, and high definition-compatible AV (audio-visual) equipment. Additionally, the Group intends to aggressively promote sales of system LSIs in Japan and overseas to increase operating results.

In the system business, the Group will focus on developing a fuller line of visual monitoring system products for security purposes and expanding its customer base, as well as promoting the planning, development and marketing of home visual monitoring system products.

Thus the Group will strive to consolidate its high profit-earning basis and competitive edge of the LSI business on a medium- and long-term range and increase profitability of the system business, and create new added values by adding synergy to the whole Group. Consolidated sales, operating profit, ordinary profit and profit for the next business year are expected to account for ¥39,000 million (a 26.9% increase from the business year under review), ¥3,000 million (a 41.5% increase), ¥2,950 million (a 39.2% increase) and ¥1,750 million (a 32.4% increase), respectively.

The following is the forecast for consolidated sales by segment:

LSI business:	¥33,400 million	(a 20.7% increase from the business year under review)
System business:	¥5,600 million	(an 83.3% increase from the business year under review)

(4) Distribution of profits

As a dividend for the business year under review, the Company intends to pay an ordinary dividend of ¥16 per share to the shareholders as of March 31, 2006.

(5) Prospect for the distribution of profits

As a dividend for the business year commencing April 1, 2006, the Company intends to pay about 30% of profit for the year on a consolidated basis as dividends, while maintaining an annual dividend of at least ¥10 per share.

Financial position

State of cash flows

Cash and cash equivalents ("net cash") on a consolidated basis at the end of the business year under review, decreased by ¥3,337 million from the previous business year to account for ¥4,677 million, principally due to an increase of ¥4,328 million in trade accounts receivable while income before income taxes and others recorded ¥2,176 million (a 7.9% increase).

The state of cash flows for the business year under review is as follows:

Net cash used in operating activities was ¥3,471 million (a ¥403 million increase), principally due to an increase of ¥4,328 million in trade accounts receivable, though income before income taxes and others recorded ¥2,176 million (a 7.9% increase).

Net cash used in investing activities was ¥2,014 million (a ¥1,614 million increase), principally due to the purchase of investment securities of ¥2,266 million. As a result, free cash flows, or the sum of cash flows from operating activities and cash flows from investing activities, resulted in payments of ¥5,486 million (a ¥2,018 million increase).

Net cash provided by financing activities was ¥2,009 million (use of ¥251 million for the previous business year), principally due to an increase of ¥3,001 million in short-term loans payable and the acquisition by the Company of its own shares for ¥614 million.

The trends of the indices of cash flows of the Group are as follows:

	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)
Ratio of shareholders' equity (%):	77.2	84.5	79.0	70.2
Ratio of shareholders' equity on a market value basis (%):	103.2	161.2	144.9	201.1
Years for debt redemption (year):	0.0	-	-	-
Interest coverage ratio:	619.5	2,813.3	-	-

(Notes) 1. Each of the indices is calculated as follows:

Ratio of shareholders' equity:	Shareholders' equity/Total assets
Ratio of shareholders' equity on a market value basis:	Aggregate market value of listed stock/Total assets
Years for debt redemption:	Interest-bearing debt/Cash provided by operating activities
Interest coverage ratio:	Cash provided by operating activities/Interest payments

2. Each of the indices is calculated based on financial data on a consolidated basis.

3. The aggregate market value of listed stock is calculated based on the closing stock price at the end of each business year multiplied by the total number of shares issued as of the end of each business year.

4. As cash provided by operating activities, cash flows from operating activities in the statement of consolidated cash flows are used. Interest-bearing debt covers all debt with interest being paid which is stated in the balance sheet.

Risk factors in business

(1) Dependence on specific customers

(i) Purchasers

The Group principally markets LSIs for storing game software (custom mask ROMs) for use in game consoles, LSIs for game consoles and their peripherals, LSIs for processing images, sounds and communications for 3G cellular phones, one-chip LSIs for digital cameras and system products for recording and transmitting digital images in the area of security and monitoring. Specifically, the rate of net sales to Nintendo Co., Ltd. ("Nintendo"), to which the Group supplies LSIs for storing game software (custom mask ROMs), among other things, is high.

Hence, the trend of the market for game machines mounted with these products and game software and the condition of application of the products of the Group by Nintendo may affect the operating results of the Group.

(ii) Consigned manufacturers (suppliers)

The Group has since its incorporation adopted a model of business as a fables enterprise to concentrate its management resources on research and development and consign manufacturing of products to third parties, whereby developing products to meet customer needs based on its unique technological capabilities and expanding business without need to invest in plant and equipment that require a large amount of money. The Group diversifies manufacturing consignments in Japan and overseas, though the rate of consignments to Macronix International Co., Ltd. ("Macronix"), to which the Group consigns manufacturing of LSIs for storing game software (custom mask ROMs) supplied to its major customer Nintendo and LSIs for game consoles and their peripherals, is high.

Hence, if for some reason, Macronix stops manufacturing, the operating results of the Group may fluctuate.

The Company has entered into manufacturing consignment agreements with Nintendo and Macronix, respectively. The Company intends to build up good and close relationships with these companies to secure constant supply of products.

(2) Business

(i) Risks in LSI business

The Group has adopted a model of fabless enterprise that possesses no manufacturing plant and equipment of its own and consigns manufacturing all to third parties. In the LSI business, manufacturing of products is consigned to semiconductor manufacturers. Hence, demand and supply in the semiconductor market may affect the quantities and prices of products to be procured by the Group and the Group may not be able to procure products in such quantities and at such prices as it expects. In addition, the Group's LSIs are used for leading-edge digital equipment, which is subject to rapid technological renovations. Hence, equipment mounted with the Group's LSIs is exposed to intensive competition and demand volatilities and demand for the Group's LSIs may swing sharply and widely.

(ii) Risks in system business

The Group markets image recording and transmitting system products in response to the development of digitalization in the security and monitoring area and system products in the personal communication area by utilizing broadband networks.

Demand for products in the security and monitoring area fluctuates according to the trend of capital investment in the area and accordingly, the operating results of the Group may be affected.

In addition, the Group has exerted its efforts to maintain its technological edge by developing new methods of image compression and extension that materialize superbly improved efficiencies of compressing data while keeping the features of high resolution and high quality of its unique methods of image compression and extension, and maintain its competitive edge by supplying optimized specific image systems for customers' operations. However, technological renovations in the area are rapid and the trends of technologies and services of other companies may affect the operating results of the Group.

Furthermore, in the event that a totally new market is to be created, the market may not grow as the Group foresees and accordingly, the operating results of the Group may be affected.

(iii) Risks in strategic investment

To expand its LSI business and system business in the Asia-Pacific region principally consisting of the Chinese market, the Group entered into a strategic business tie-up with Macronix International Co., Ltd. ("Macronix") on March 12, 2005. Simultaneously, the Company, through its investment subsidiary in Taiwan, acquired the shares of Macronix and appointed a director of Macronix to foster mutual development of both companies by building closer personnel and capital relationships. However, the legal regulations and commercial practices in the relevant markets are materially different from those in Japan and unforeseeable events may arise from such local legal regulations or commercial practices. Consequently, the operating results and financial position of the Group may be affected.

In addition, to accelerate growth of its LSI business and system business, the Group intends to actively promote strategic tie-ups, including capital tie-ups. However, complementary relationships for business or growth in operating results may not be materialized as the Group expects.

(iv) Research and development

Under the philosophy of expanding business by "Innovation", remaining coexistent with customers by "Credibility" and continuing to make contributions to society by "Creation", the Group has conducted business based on its technological development capabilities. Its competitiveness derives from "Specialization" in products for specific customers and for specific applications in the growing image-, sound- and communication-related market, "Concentration" of its resources on research and development activities to provide most advanced technologies and products to its customers and the showing of its "Uniqueness".

The Group believes that it can continue to develop and launch to the market innovative and attractive new products. However, the industry in which the Group belongs is exposed to rapid technological changes and the rapid prevalence of new technologies and new services or other changes may take place. In case of such any change, there is no assurance that the Group can respond quickly and it may be required to invest a large sum in research and development in response to such change.

Consequently, the operating results of the Group may be affected.

(v) Procurement of human resources

The Group, which has conducted business based on its technological development capabilities in the area of image, sound and communication, is required to acquire and maintain excellent engineers. The Group has exerted its efforts to establish a personnel management policy necessary for that purpose and has maintained its excellent technological development capabilities and conducted business. However, if many excellent engineers leaves the Group or new recruits cannot be supplied in the future, the Group may become less competitive.

(3) Intellectual property rights

The Group, which is an R&D-oriented fabless enterprise, recognizes that the protection of its intellectual property rights is material to its business development. Hence, the Group has exerted its efforts to build up its system for that purpose and strengthen cooperation with patent law offices to actively file applications for patents and trademarks and make them registered to protect the products and services offered by the Group, and simultaneously investigate rights of other companies thoroughly to prevent infringement of their rights.

However, there exists no assurance that all patents or trademarks for which the Group files applications will be registered. Additionally, as it is impossible to fully investigate technologies and rights of other companies prior to publication thereof, the Group may infringe intellectual property rights of other companies and litigation may be filed against the Group. In such case, the operating results of the Group may be affected.

As of the date hereof (May 12, 2006), no litigation has been filed against the Group in respect of any intellectual property right.

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets

(thousands of yen)

	Year ended March 31, 2006 (as at March 31, 2006)	Year ended March 31, 2005 (as at March 31, 2005)	Increase or decrease
ASSETS			
I. Current assets			
1. Cash and deposits	4,677,766	8,015,260	- 3,337,494
2. Trade notes and trade accounts receivable	13,786,942	9,458,015	4,328,926
3. Inventories	970,183	628,317	341,865
4. Deferred tax assets	189,808	262,026	- 72,218
5. Others	364,037	509,648	- 145,610
Allowance for doubtful receivables	- 2,466	- 1,627	- 839
Total current assets	19,986,272	18,871,641	1,114,630
II. Fixed assets			
1. Tangible fixed assets			
(1) Buildings	92,499	101,492	- 8,992
(2) Others	65,024	60,282	4,742
Total tangible fixed assets	157,524	161,774	- 4,249
2. Intangible fixed assets			
(1) Others	164,179	169,501	- 5,322
Total intangible fixed assets	164,179	169,501	- 5,322
3. Investments and other assets			
(1) Investment securities	2,605,500	197,176	2,408,324
(2) Long-term deposit	400,000	500,000	- 100,000
(3) Deferred tax assets	215,233	281,853	- 66,619
(4) Others	460,373	418,587	41,785
Allowance for doubtful receivables	- 2,413	- 2,846	432
Total investments and other assets	3,678,694	1,394,771	2,283,922
Total fixed assets	4,000,397	1,726,047	2,274,350
TOTAL ASSETS	23,986,669	20,597,689	3,388,980

(thousands of yen)

	Year ended March 31, 2006 (as at March 31, 2006)	Year ended March 31, 2005 (as at March 31, 2005)	Increase or decrease
LIABILITIES			
I. Current liabilities			
1. Trade accounts payable	3,046,294	2,240,761	805,533
2. Short-term loans payable	3,000,000	-	3,000,000
3. Accrued corporate income taxes	535,410	1,385,469	- 850,058
4. Allowance for bonuses	171,594	167,355	4,239
5. Others	358,847	494,467	- 135,619
Total current liabilities	7,112,147	4,288,053	2,824,093
II. Fixed liabilities			
1. Others	40,591	47,156	- 6,565
Total fixed liabilities	40,591	47,156	- 6,565
TOTAL LIABILITIES	7,152,738	4,335,210	2,817,528
SHAREHOLDERS' EQUITY			
I. Capital	4,840,313	4,840,313	-
II. Capital surplus	6,181,300	6,181,300	-
III. Retained earnings	7,441,028	6,543,168	897,860
IV. Valuation difference of other securities	158,728	818	157,909
V. Foreign exchange translation adjustment	130,432	-	130,432
VI. Treasury stock	- 1,917,871	- 1,303,121	- 614,750
TOTAL SHAREHOLDERS' EQUITY	16,833,931	16,262,479	571,451
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	23,986,669	20,597,689	3,388,980

2. Consolidated Profit and Loss Statements

(thousands of yen)

	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Increase or decrease
I. Sales	30,721,884	30,122,391	599,492
II. Cost of sales	25,186,585	24,070,739	1,115,846
Gross profit on sales	5,535,298	6,051,651	- 516,353
III. Selling, general and administrative expenses	3,415,537	3,878,621	- 463,083
Operating profit	2,119,761	2,173,030	- 53,269
IV. Non-operating profit	34,114	18,439	15,674
1. Interest received	4,105	2,160	1,945
2. Additional refunds of corporate income taxes	2,592	1,562	1,030
3. Income from real estate lease	-	1,200	- 1,200
4. Gain on acceptance of business	-	9,812	- 9,812
5. Exchange gain	14,832	-	14,832
6. Gain from forgiveness of debts	9,015	-	9,015
7. Miscellaneous income	3,567	3,704	- 136
V. Non-operating expenses	34,681	22,945	11,736
1. Interest paid	6,053	-	6,053
2. Inaugural expenses	-	4,010	- 4,010
3. Exchange loss	-	4,964	- 4,964
4. Loss from investments in partnership	9,536	7,532	2,003
5. Loss of disposition of projects	-	4,745	- 4,745
6. Payment of penalty sums	4,743	-	4,743
7. Loss on cancellation of lease agreements	4,500	-	4,500
8. Amortization of consolidation adjustment	4,017	-	4,017
9. Miscellaneous losses	5,830	1,692	4,138
Ordinary profit	2,119,194	2,168,524	- 49,330
VI. Special income	57,471	34,114	23,357
1. Gain on sale of fixed assets	-	11,132	- 11,132
2. Gain from sale of investment securities	57,471	17,731	39,740
3. Transfer back from allowance for doubtful receivables	-	5,251	- 5,251
VII. Special loss	-	184,499	- 184,499
1. Loss from disposition of system products	-	130,535	- 130,535
2. Loss from sale of fixed assets	-	30,339	- 30,339
3. Loss from sale of shares in associated company	-	23,625	- 23,625
Income before income taxes and others	2,176,666	2,018,138	158,527
Corporate income taxes, inhabitant taxes and enterprise taxes	728,224	1,348,684	- 620,460
Interperiod tax allocation adjustment	126,745	- 505,305	632,051
Profit for the year	1,321,696	1,174,759	146,936

3. Consolidated Surplus Statements

(thousands of yen)

	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)		Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)		Increase or decrease
(Capital surplus)					
I. Beginning balance of capital surplus		6,181,300		6,181,300	-
II. Ending balance of capital surplus		6,181,300		6,181,300	-
(Retained earnings)					
I. Beginning balance of retained earnings		6,543,168		5,650,018	893,149
II. Increase in retained earnings					
1. Profit for the year	1,321,696	1,321,696	1,174,759	1,174,759	146,936
III. Decrease in retained earnings					
1. Cash dividends	378,835		252,560		
2. Bonuses for officers	45,000		29,000		
3. Loss on disposition of treasury stock	-	423,835	49	281,610	142,225
IV. Ending balance of retained earnings		7,441,028		6,543,168	897,860

4. Consolidated Statements of Cash Flows

(thousands of yen)

	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Increase or Decrease
I. Cash flows from operating activities			
Income before income taxes and others	2,176,666	2,018,138	158,527
Depreciation	155,790	152,925	2,864
Amortization of long-term prepaid expenses	75,203	71,268	3,934
Loss on disposition of fixed assets	1,217	1,468	(251)
Increase (decrease) in allowance for doubtful receivables	406	(6,224)	6,630
Increase in allowance for bonuses	4,239	30,296	(26,057)
Interest and dividend income	(4,305)	(2,260)	(2,045)
Loss from investments in partnership	9,536	7,532	2,003
Interest expense	6,053	-	6,053
Loss from disposition of system products	-	13,444	(13,444)
Income from sale of fixed assets	-	(11,132)	11,132
Loss on sale of fixed assets	-	30,339	(30,339)
Income from sale of investment securities	(57,471)	(17,731)	(39,740)
Gain from forgiveness of debts	(9,015)	-	(9,015)
Loss on cancellation of lease agreements	4,500	-	4,500
Increase in trade accounts receivable	(4,328,494)	(5,924,756)	1,596,262
(Increase) decrease in inventories	(341,865)	468,098	(809,963)
Increase in trade accounts payable	801,959	262,975	538,984
Officers' bonuses paid	(45,000)	(29,000)	(16,000)
(Increase) decrease in other current assets	96,885	(224,394)	321,279
Decrease in other current liabilities	(190,721)	(22,598)	(168,123)
Others	(11,507)	62,135	(73,642)
Subtotal	(1,655,923)	(3,119,472)	1,463,548
Interest and dividend income	4,305	1,809	2,496
Interest paid	(6,399)	-	(6,399)
Corporate income taxes (paid) refunded	(1,813,839)	49,326	(1,863,166)
Net cash provided by (used in) operating activities	(3,471,856)	(3,068,336)	(403,519)

(thousands of yen)

	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Increase or Decrease
II. Cash flows from investing activities			
Placement of time deposit	(100,000)	(500,000)	400,000
Withdrawal of time deposits	200,000	-	200,000
Purchase of tangible fixed assets	(55,173)	(40,777)	(14,395)
Sale of tangible fixed assets	-	1,300	(1,300)
Purchase of intangible fixed assets	(84,330)	(50,700)	(33,630)
Sale of intangible fixed assets	-	11,372	(11,372)
Purchase of investment securities	(2,266,414)	(15,000)	(2,251,414)
Sale of investment securities	84,252	36,231	48,021
Sale of consolidated subsidiary	-	207,691	(207,691)
Distribution of capital investment	-	12,610	(12,610)
Payment for long-term prepaid expenses	(68,994)	(88,795)	19,801
Purchase of beneficial interests in trust	(300,000)	-	(300,000)
Redemption of beneficial interests in trust	500,000	-	500,000
Guarantee	(6,612)	(1,367)	(5,245)
Refund of guarantee	1,856	1,767	89
Loans	(20,000)	(377,249)	357,249
Refund premiums	100,000	402,600	(302,600)
Others	454	-	454
Net cash provided by (used in) investing activities	(2,014,961)	(400,316)	(1,614,645)
III. Cash flows from financing activities			
Net increase in short-term loans payable	3,001,146	-	3,001,146
Net increase in treasury stock	(614,750)	(390)	614,360
Cash dividends by parent company	(377,350)	(251,158)	126,192
Net cash provided by (used in) financing activities	2,009,045	(251,548)	2,260,593
IV. Translation gain related to cash and cash equivalents	140,278	1,015	139,263
V. Net decrease in cash and cash equivalents	(3,337,494)	(3,719,186)	381,691
VI. Cash and cash equivalents at beginning of year	8,015,260	11,734,446	3,719,186
VII. Cash and cash equivalents at end of year	4,677,766	8,015,260	3,337,494

(Translation)

File No. 82-4861

May 12, 2006

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Committees to be Established upon Determination of Basic Policies of Internal Control

MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held today, made a decision on its basic policies of internal control as required by laws or ordinances. Notice is hereby given that to materialize the basic policies, effectively integrate the functions relating to internal control within its Group horizontally and establish an effective system of internal control to enhance the qualities of execution of business, the Company has determined to establish an Internal Control Committee and organize related committees under the control thereof, as described below:

Description

1. Purpose of the establishment of committees:

All officers and employees of the Company and its group companies (collectively, the "Company") recognize that a continuous growth of the Company will be brought by responding in sincerity to the expectations of the society with its unique cutting-edge high technology and earning social confidence. Basically, for that purpose, the Company is required to comply with law and disclose important information in a sincere and timely manner and will develop products in good qualities by making the best use of its high technology, exert thorough quality control efforts and take eco-friendly measures to discharge its social responsibility steadily.

Hence, counting on a check and balance system for securing transparency and objectivity of management and legitimacy of the performance by its Directors and Executive Officers of their duties, the Company will appoint one outside Director and three outside Statutory Auditors who shall have no direct conflict of interest with the Company to supervise the execution of business from the perspective of third parties.

Its Board of Directors will formulate a basic policy of internal control and each Director will give a report on the state of implementation of internal control periodically or from time to time whenever necessary, and direct or supervise employees to give such report. For the purpose of the execution of business, the Company will implement concrete measures, including the establishment of internal rules and a system for strict implementation of such internal rules, and promote management by placing emphasis on corporate governance.

The Company has assigned the duties of compliance with law, risk management and internal audits to its Quality Assurance Department and legal sections, among others. However, upon the enforcement of the new Corporation Law of Japan, the Company has determined to integrate its group-wide functions of internal control horizontally and delegate more efficient and effective functions of internal audits to the newly established committees, with the aim of enhancing the qualities of management and business development.

2. Outline of each committee to be established:

(1) Internal Control Committee [Chairman: President of the Company, Secretariat: Officers in charge of financing]

The Internal Control Committee will exercise general control over the Compliance Committee, the CSR Committee, the Information Disclosure Committee and the Investment and Alliance Committee that constitute the internal control system operated by management. The Committee also is expected to formulate business continuation plans (BCPs) in the future.

(2) Compliance Committee [Chairman: Executive Officer in charge of legal affairs, Secretariat: Legal Team]

Based on the basic rule that any corporation exists in accordance with law, the Compliance Committee will endeavor to make all officers and employees well aware of the Company's codes of conduct as its corporate social obligations that they should not only comply with law but also not act in contravention of ethics, social morals or conscience. For that purpose, the Committee will bring the attitude of compliance with law home to all officers and employees of the group companies through education and training. The Committee also will discuss matters concerning revisions to the compliance system, problems concerning compliance that may have any material effect on management of the Company and problems concerning compliance in which any Director or Executive Officer is found to be involved, and report its resultant actions taken thereon to the Internal Control Committee and the President.

(3) CSR Promotion Committee [Chairman: Executive Officer in charge of general affairs, Secretariat: General Affairs Team]

The CSR Promotion Committee will engage in planning and promoting activities for the Group to fulfill its responsibilities to develop basic technologies of good qualities that can contribute to society and develop and supply products by taking advantage of its unique cutting-edge high technologies, and accordingly make profits, which will be distributed to its shareholders, be appropriated for its social action programs and benefit its employees.

With regard to environmental protection, the Company will establish an environment management system based on ISO 14001 and promote management with due considerations to global environmental protection. The Company will be ecologically conscious and make its products more sophisticated, downsized, power-saving and recyclable, reduce chemicals that may have adverse effects on the environment, save resources, save energy and recycle products and resources. The Company regards all these activities as fundamental corporate responsibilities.

With regard to its commitment to society, the Company will generate new jobs in the local communities to which it belongs, specifically, and respect the interests of its employees and other stakeholders, with the aim of becoming a company that has a strong sense of responsibility and is respected by society.

(4) Information Disclosure Committee [Chairman: Officer in charge of information disclosure to Tokyo Stock Exchange, Secretariat: Publicity and IR Team]

The Information Disclosure Committee will exercise general control over important information of the whole group companies, judge the importance thereof and review all matters to be disclosed, and investigate, plan, execute and evaluate the internal control environments concerning information disclosure and financial reports.

The Company regards disclosure to be as important a matter as the distribution of profits to its shareholders from the perspective of the protection of its investors. Hence, the Company will disclose information valuable to its investors in a timely and accurate manner, as well as in a positive, continuous and honest manner based on facts, to win great trust from its shareholders and build up an appealing corporate image in the securities market and in society. For that purpose, the Company will establish regulations of the Information Disclosure Committee and other rules to fairly run the Committee and release financial reports faithfully.

(5) Investment and Alliance Committee [Chairman: Executive Officer in charge of financing, Secretariat: Financing Team]

To increase the corporate value of the Group continuously, the Investment and Alliance Committee will arrange information collection concerning equity participation and the formation of alliances aimed at complementing business activities of the Group and investigations and judgments concerning investment, make proposals therefor to the Board of Directors and review synergistic effects after any equity participation semiannually, whereby following up the developments of investment on a timely basis.

(6) Risk Management Committee [Chairman: President of the Company, Secretariat: Legal Team]

The Risk Management Committee is a committee that will be established temporarily to manage any risk when any emergency occurs. The Committee will consist of the president, executive officers in charge of financing and legal affairs, each team of corporate planning, publicity and IR and financing of each group company and any other person to be appointed.

The Committee will cope with any abusive M&A that may damage the corporate value of the Group and the occurrence of any accident or event that may reduce its corporate value.

(7) Special Committee [Chairman: Related Executive Officer]

By resolution of the Board of Directors, a Special Committee will be established from time to time whenever necessary to carry out any specific object.

* Additional explanation
Quality Assurance Department

The Quality Assurance Department, under the direct control of the President of the Company, has conducted internal audits. Its auditing functions have been strengthened to assure compliance with the rules and the group-wide functioning of internal control. The role of internal control of daily operations of each division is assigned to the Quality Assurance Department placed under the direct control of the President. It operates under the system under which it conducts internal audits on behalf of the President, report its audit results to the President and Statutory Auditors and in the event of any trouble, give an order of remedy in accordance with instructions of the President and monitor the development of remedy.

3. Organization chart:


General Meeting of Shareholders
Decision on Election/removal/remuneration (aggregate amount)
Decision on Election/removal/remuneration (aggregate amount)
Election/removal
Legal Advisors
Board of Directors
6 Directors
(including 1 Outside Director)
Audit/supervision
Board of Statutory Auditors
4 Statutory Auditors
(including 3 Outside Statutory Auditors)
Cooperation
Account Auditors
(Accounting firm)
Report
Election/supervision
Proposition/report
Cooperation
President and Representative Director
(Report)
[Business executive / Internal control system]
[Business execution system]
Risk Management Committee
Group Management Committee
Directors, Executive Officers, Statutory Auditors of the Company and its operating subsidiaries
Supervision
Report
Corporate Staff Division
Each operating subsidiary
(Internal audit)
[Internal control system]
Quality Assurance Department (responsible for internal audits)
Internal Control Committee
Compliance Committee
CSR Promotion Committee
Information Disclosure Committee
Investment and Alliance Committee
Special Committee
Account audit

- END -

(Translation)

May 12, 2006

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Dividends for the 16th Business Year of the Company

It is hereby notified that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on May 12, 2006, determined to submit a resolution to pay a dividend of ¥16 per share for the year ended March 31, 2006 (the 16th business year) to its 16th Ordinary General Meeting of Shareholders to be held on June 23, 2006, as described below:

Description

1. Reason for determination of the dividend amount:

With regard to the distribution of profits to the shareholders, the Company has a policy of paying about 30% of profit for the year on a consolidated basis as dividends, as described in the "Basic principles concerning the distribution of profits" set forth in the Brief Statement of Accounts publicized on May 13, 2005.

In accordance with the dividend policy, the Company has determined to submit a proposition to pay an annual dividend of ¥16 per share, an increase of ¥1 per share annually from the previous business year, to its 16th Ordinary General Meeting of Shareholders to be held on June 23, 2006.

The dividend amount will become conclusive if and when the proposed appropriation of retained earnings is approved at the 16th Ordinary General Meeting of Shareholders.

2. Business year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)

	Previous forecast	Adjusted forecast	(For reference) Previous results (for the business year ended March 31, 2005)
Proposed annual dividend per share	-	Ordinary dividend ¥16	Ordinary dividend ¥10 Commemorative dividend ¥5 Total: ¥15

(Note) No interim dividends were paid for the business years ended March 31, 2005 and March 31, 2006.

- END -